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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

Grill Concepts, Inc.
(Name of Issuer)
Common Stock, $0.00004 par value per share
(Title of Class of Securities)
398502104
(CUSIP Number)
Mark A. Stegemoeller
Latham & Watkins LLP
633 West Fifth St., Suite 4000
Los Angeles, CA 90071-2007
(213) 485-1234
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 31, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 4. Purpose of the Transaction.
Item 7. Material Exhibits to be Filed.
SIGNATURES

          This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) relating to Grill Concepts, Inc., a Delaware corporation (the “Company”), is being filed on behalf of the undersigned to amend the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on March 15, 2007, as amended by Amendment No. 1 to Schedule 13D (“Amendment No. 1”) filed with the Commission on April 30, 2007. The Schedule 13D was filed with respect to the shares of Common Stock of the Company (the “Shares”). Capitalized terms used and not defined herein have the same meaning as in the Schedule 13D. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule 13D.
Item 4.      Purpose of the Transaction.
          The information in Item 4 is hereby amended and supplemented by adding the following thereto:
          On May 31, 2007, Mr. Robert M. Fell informed the Company that he has withdrawn his nomination as a candidate for election to the Board of Directors of the Company at the Annual Meeting scheduled to be held on June 20, 2007.
Item 7.      Material Exhibits to be Filed.

Exhibit 1	Joint Filing Agreement, dated as of March 14, 2007 (incorporated by reference to Exhibit 1 to Schedule 13D filed by Eaturna with the Commission on March 15, 2007).
[Signature Page Follows]

SIGNATURES
          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: May 31, 2007	EATURNA LLC, a Delaware limited liability company
/s/ Stanley E. Maron
By: Stanley E. Maron
Its: Secretary

Dated: May 31, 2007	EATURNA HOLDINGS LLC, a California limited liability company
/s/ Ralph Finerman
By: Ralph Finerman
Its: Manager

Dated: May 31, 2007	GOOD TASTING LLC, A Delaware limited liability company
/s/ Ralph Finerman
By: Ralph Finerman
Its: Manager

Dated: May 31, 2007	Lori A. Milken, an individual
/s/ Lori A. Milken
By: Lori A. Milken,
an individual

Dated: May 31, 2007	Michael R. Milken, an individual
/s/ Michael R. Milken
By: Michael R. Milken,
an individual